Krevolin| Horst LLC

www.khlawfirm.com

July 3, 2012

Amy M. Geddes, CPA

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St. N.E.

Washington, DC 20549-3561

Re: Sibling Entertainment Group Holdings, Inc.

Dear Ms. Gedes:

We are counsel to Sibling Entertainment Group Holdings, Inc. (“SIBE”).  We are responding to your comment letter dated May 9, 2012 (the “May 9 Letter”).

We note that the May 9 Letter requested a response by, among other things, “amending your filing” which was accomplished May 14.  On May 14 SIBE filed:

1. Amendment 1 to SIBE’s 10-K for the year ended December 31, 2012, containing the disclosure required by Item 9A and corrected certifications required by Item 601(b)(31) of Regulation S-K, as requested by the May 9 Letter; and

2. Amendment 1 to SIBE’s 8-K filed April 24, 2012, containing a letter from SIBE’s former auditors, Rosenberg Rich Baker Berman & Company, stating that they agreed with the statements made in the 8-K, as requested by the May 9 Letter.

Please accept our apologies for this late response.  If you need further information regarding either filing, please contact me at (404) 812-3111 at your earliest convenience.

As you are aware, SIBE would like clearance to file a definitive proxy statement this Thursday or Friday  Your prompt and favorable response to this letter is appreciated.

Very truly yours,

/s/ Gerardo M. Balboni II

     Gerardo M. Balboni II

GMB:gmbii

Cc: Tetyana (Tonya) Aldave

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